                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                       Take-Two Interactive Software, Inc.
                                (Name of Issuer)

                     Common stock, par value $.01 per share
                         (Title of Class of Securities)

                                   0008740541
                                 (CUSIP Number)

                                 March 14, 2000
             (Date of Event which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

CUSIP No. 0008740541                SCHEDULE 13G             Page 2 of 12 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Broadband Solutions, Inc.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) / /
         (b) / /

3        SEC Use Only

4        Citizenship or Place of Organization

         British Virgin Islands

   Number of Shares     5        Sole Voting Power                  2,563,849
Beneficially Owned by
Each Reporting Person   6        Shared Voting Power                2,563,849
         With
                        7        Sole Dispositive Power             2,563,849

                        8        Shared Dispositive Power           2,563,849

9        Aggregate Amount Beneficially Owned By Each Reporting Person

         2,563,849

10 Check Box if the Aggregate Amount in Row (9) excludes Certain Shares (See Instructions)
                                                      / /

11       Percent of Class Represented by Amount in Row (9)

         9.8%

12       Type of Reporting Person (See Instructions)

         CO
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CUSIP No. 0008740541                SCHEDULE 13G             Page 3 of 12 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         The Bulrush Trust

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  / /
         (b)  / /

3        SEC Use Only

4        Citizenship or Place of Organization

         Guernsey, Channel Islands

   Number of Shares     5        Sole Voting Power                  0
Beneficially Owned by
Each Reporting Person   6        Shared Voting Power                2,563,849
         With
                        7        Sole Dispositive Power             0

                        8        Shared Dispositive Power           2,563,849

9        Aggregate Amount Beneficially Owned By Each Reporting Person

         2,563,849

10 Check Box if the Aggregate Amount in Row (9) excludes Certain Shares (See Instructions)

                                                      / /

11       Percent of Class Represented by Amount in Row (9)

         9.8%

12       Type of Reporting Person (See Instructions)

         OO

CUSIP No. 0008740541                SCHEDULE 13G             Page 4 of 12 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         The Elm Tree Trust

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  / /
         (b)  / /

3        SEC Use Only

4        Citizenship or Place of Organization

         Guernsey, Channel Islands

   Number of Shares     5        Sole Voting Power                  0
Beneficially Owned by
Each Reporting Person   6        Shared Voting Power                2,563,849
         With
                        7        Sole Dispositive Power             0

                        8        Shared Dispositive Power           2,563,849

9        Aggregate Amount Beneficially Owned By Each Reporting Person

         2,563,849

10 Check Box if the Aggregate Amount in Row (9) excludes Certain Shares (See Instructions)

                                                      / /

11       Percent of Class Represented by Amount in Row (9)

         9.8%

12       Type of Reporting Person (See Instructions)

         OO

CUSIP No. 0008740541                SCHEDULE 13G             Page 5 of 12 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Ramy Weitz

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) / /
         (b) / /

3        SEC Use Only

4        Citizenship or Place of Organization

         Israel

   Number of Shares     5        Sole Voting Power                  0
Beneficially Owned by
Each Reporting Person   6        Shared Voting Power                2,563,849
         With
                        7        Sole Dispositive Power             0

                        8        Shared Dispositive Power           2,563,849

9        Aggregate Amount Beneficially Owned By Each Reporting Person

         2,563,849

10 Check Box if the Aggregate Amount in Row (9) excludes Certain Shares (See Instructions)

                                                      / /

11       Percent of Class Represented by Amount in Row (9)

         9.8%

12       Type of Reporting Person (See Instructions)

         IN

CUSIP No. 0008740541                SCHEDULE 13G             Page 6 of 12 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Guy Poran

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  / /
         (b)  / /

3        SEC Use Only

4        Citizenship or Place of Organization

         Israel

   Number of Shares     5        Sole Voting Power                  0
Beneficially Owned by
Each Reporting Person   6        Shared Voting Power                2,563,849
         With
                        7        Sole Dispositive Power             0

                        8        Shared Dispositive Power           2,563,849

9        Aggregate Amount Beneficially Owned By Each Reporting Person

         2,563,849

10 Check Box if the Aggregate Amount in Row (9) excludes Certain Shares (See Instructions)

                                                      / /

11       Percent of Class Represented by Amount in Row (9)

         9.8%

12       Type of Reporting Person (See Instructions)

         IN

CUSIP No. 0008740541                SCHEDULE 13G             Page 7 of 12 Pages

ITEM 1(a)  NAME OF ISSUER:

         Take-Two Interactive Software, Inc., a corporation organized under the laws of the State of Delaware ("Issuer").

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         575 Broadway, New York, New York  10012.

ITEM 2(a)  NAME OF PERSON FILING:

         This statement is filed on behalf of: Broadband Solutions, Inc.; Broadband Solutions, Inc.'s two fifty percent shareholders, The Bulrush Trust and The Elm Tree Trust; Ramy Weitz, the sole beneficiary of The Bulrush Trust; and Guy Poran, the sole beneficiary of The Elm Tree Trust (collectively, the "Reporting Persons").

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The principal business offices of Broadband Solutions, Inc. are located at P.O. Box 3340, Road Town, Tortola, British Virgin Islands. The principal business offices of The Elm Tree Trust and The Bulrush Trust are located at P.O. Box 236, Canada Court, St. Peter Port, Guernsey, Channel Islands, GY1 4LE. The principal business offices of Ramy Weitz and Guy Poran are located at 4 Harechev Street, Tel-Aviv, Israel.

ITEM 2(c)  CITIZENSHIP:

         Broadband Solutions, Inc. is a corporation organized under the laws of the British Virgin Islands; The Bulrush Trust is a trust formed under the laws of Guernsey, Channel Islands; The Elm Tree Trust is a trust formed under the laws of Guernsey, Channel Islands; Ramy Weitz is an individual citizen and resident of Israel; and Guy Poran is an individual citizen and resident of Israel.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

         Common stock, par value $.01 per share (the "Common Stock") of Issuer.

ITEM 2(e)  CUSIP NUMBER:

         0008740541

ITEM 3

         This statement is filed pursuant to Section 240.13d-1(c).

CUSIP No. 0008740541                SCHEDULE 13G             Page 8 of 12 Pages

ITEM 4.  OWNERSHIP

         (a) Broadband Solutions, Inc. is the record holder of, and each other Reporting Person may be deemed to be the beneficial owner of, 2,563,849 shares of Common Stock.

         (b) The 2,563,849 shares of Common Stock which Broadband Solutions, Inc. and each other Reporting Person may be deemed to beneficially own represent approximately 9.8 percent of the total number of shares of Common Stock outstanding (after giving effect to the issuance of the 2,563,849 shares of Common Stock held by Broadband Solutions, Inc., and based upon information contained in Issuer's quarterly report on Form 10-Q for the quarterly period ended January 31, 2000).

         (c) Broadband Solutions, Inc. has sole voting and dispositive power, and each other Reporting Person may be deemed to have shared voting and dispositive power, with respect to 2,563,849 shares of Common Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATIONS

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No. 0008740541                SCHEDULE 13G             Page 9 of 12 Pages

Dated March 22, 2000:                  BROADBAND SOLUTIONS, INC.

                                       By: ROEBUCK LIMITED
                                           ------------------------------------
                                           as Sole Director

                                       By: /s/      Connie Smith
                                           ------------------------------------
                                           Authorized Signatory


Dated March 22, 2000:                  THE BULRUSH TRUST

                                       By: THE MONUMENT TRUST CO. LTD.
                                           ------------------------------------
                                           as Trustee

                                       By: /s/      Simon Brooks
                                           ------------------------------------
                                           Director


Dated March 22, 2000:                  THE ELM TREE TRUST

                                       By: THE MONUMENT TRUST CO. LTD.
                                           ------------------------------------
                                           as Trustee

                                       By: /s/      Simon Brooks
                                           ------------------------------------
                                           Director


Dated March 22, 2000:                  /s/  Ramy Weitz
                                       ----------------------------------------
                                       RAMY WEITZ


Dated March 22, 2000:                  /s/  Guy Poran
                                       ----------------------------------------
                                       GUY PORAN

CUSIP No. 0008740541                SCHEDULE 13G             Page 10 of 12 Pages

EXHIBITS

         Exhibit 1.  Joint Filing Agreement